Contact

www.linkedin.com/in/frank-murdock-1a265a1a9 (LinkedIn)

Frank Murdock

Sales and Marketing Executive Managing Principal at SkinStasis
LLC Managing Principal at Tranexamic Technologies
Coppell, Texas, United States

Summary

Co-Founder and Manager of SkinStasis LLC a company founded to
develop and advance skincare products (NextLeapskincare.com)
utilizing the beneficial aesthetic aspects of tranexamic acid to the
benefit of the 20-30% of people that suffer from cold sores.

Co-Founder and Manager of Tranexamic Technologies
(txatechnology.com), a group of companies involved in the
development of groundbreaking new class of pharmaceuticals,
the Tranexamic Class Antagonists of positively charged amino
acids (TXCA's). Over 30 years of experience in sales, marketing
and product development of innovative products used in neuro,
ophthalmic, plastic, aesthetic, ENT, orthopedic as well as radiation
oncology procedures. Inventor or co-inventor of over 12 patents
issued or pending including the core IP of Tranexamic Technologies.
Experience has spanned from field sales representative of Texas
based neurosurgical distributorships to leading the worldwide
neurosurgical franchise of the Leibinger companies (including 3
years after its acquisition by Pfizer-received the Key Employee
designation) to leading the sales and marketing and clinical affairs of
Image Guided Neurologics (acquired by Medtronic). Co-Founder and
investor in Perlei Medical Inc. the initial company in the Tranexamic
Technologies group. Co-Founder and Manager of SkinStasis
Skin Care, which created a new and innovative approach for a
rapid return to normal appearance after a cold sore outbreak.
Nextleapskincare.com

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Experience

SkinStasis LLC
Co-Founder and Manager
September 2022 - Present (2 years 8 months)
Dallas, Texas

Tranexamic Technologies
Managing Principal
November 2017 - Present (7 years 6 months)

Education

The University of Texas at Austin
Bachelor's degree, Business